EXHIBIT 99.1

RADA Electronic Industries Announces Third Quarter and First Nine Months 2012 Results

Press Release: RADA Electronic Industries Ltd. – December 19, 2012

NETANYA, Israel, Dec. 10, 2012 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (RADA) today announced its financial results for the third quarter and first nine months ended Sep 30, 2012.

2012 third quarter Results

Revenues increased 85% to $6.3 million in 2012 third quarter compared with $3.4 million in 2011 third quarter.

Gross Profit increased 323% to $1.27 million in 2012 third quarter, compared with $0.3 million in 2011 third quarter.

Operating expenses increased 3% to $1.7 million in 2012 third quarter.

Financial Expenses increased to $250,000 in 2012 third quarter, compared with financial expenses of $175,000 in 2011 third quarter.

As a result, the Company reported a net loss of $648,000, or $0.07 per share, for 2012 third quarter compared to a net loss of $1.5 million or $0.17 per share, for 2011 third quarter.

First nine months 2012 Results

Revenues totaled $15 million for 2012 first nine months, an 11% decrease when compared with $16.9 million for the same period in 2011.

Gross profit totaled $3.8 million for 2012 first nine months, a 19% decrease when compared with $4.7 million for the same period in 2011.

Operating expenses totaled $4.8 million 2012 the first nine months, a 9% decrease when compared with $5.3 million for the same period in 2011

Financial expenses totaled $749,000 for 2012 first nine months compared with financial expenses of $358,000 for the same period in 2011.

As a result, the Company reported a net loss of $1.8 million, or $0.20 per share, for the nine months ended Sep 30, 2012, compared with net loss of $971,000, or $0.11 per share, for the comparable period in 2011.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, "The increase in revenues during this quarter compared to 2012 second quarter as well as 2011 third quarter is the result of the first of two delayed major programs 'coming back on track.' We believe the second program will resume full pace during the fourth quarter of 2012. In the third quarter we also succeeded in increasing our gross margin to 20%, compared to 10% during the third quarter of 2011. Our R&D investment during this quarter remained high and we are progressing as planned with the development of our inertial navigation and tactical radar products. Our tactical radar products are being continuously demonstrated to increasing number of potential customers, and have recently been the highlight of our presentation in the Association of the US Army annual conference in Washington DC during October 2012. We hope to secure our first order for our tactical radar products in the first half of 2013."

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for active protective systems for land vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

ASSETS	Sep 30, 2012	December 31, 2011
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$1,730	$1,107
Restricted cash	917	1,385
Trade receivables (net of allowance for doubtful accounts of $ 7 at Sep 30, 2012 and December 31, 2011, respectively)	4,532	6,920
Costs and estimated earnings in excess of billings on uncompleted contracts	2,596	814
Other receivables and prepaid expenses	920	727
Inventories	8,313	7,655

Total current assets	19,008	18,608

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,549	1,563

PROPERTY, PLANT AND EQUIPMENT, NET	2,831	3,277

OTHER ASSETS:
Intangible assets, net	39	155
Goodwill	587	587

Total other assets	626	742

Total assets	$24,014	$24,190

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit and current maturities of long-term loans	$5,019	$6,338
Trade payables	1,464	2,380
Convertible note from a shareholder, net	2,991	2,810
Other accounts payable and accrued expenses	4,926	4,126

Total current liabilities	14,400	15,654

LONG-TERM LIABILITIES:
Loans from shareholders, net	2,364	176
Accrued severance pay and other long term liability	489	516

Total long-term liabilities	2,853	692

RADA SHAREHOLDERS' EQUITY
Share capital --
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at Sep 30, 2012 and December 31, 2011; Issued and outstanding: 8,918,647 at Sep 30, 2012 and at December 31, 2011 respectively.	119	119
Additional paid-in capital	70,884	70,176
Accumulated other comprehensive income	463	443
Accumulated deficit	(65,323)	(63,514)
Total RADA shareholders' equity	6,143	7,224
Noncontrolling interest	618	620

Total equity	6,761	7,844

Total liabilities and equity	$24,014	$24,190

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	(Unaudited)

Revenues	$6,280	$3,372	$15,018	$16,852

Cost of revenues	5,006	3,076	11,263	12,157

Gross profit	1,274	296	3,755	4,695

Operating expenses:
Research and development	674	829	1,997	2,028
Marketing and selling	485	402	1,186	1,838
General and administrative	518	397	1,640	1,431

Total operating expenses:	1,677	1,628	4,823	5,297

Operating profit, (loss)	(403)	(1,332)	(1,068)	(602)
Financial expense, net	250	175	749	359

Consolidated net income (loss)	(653)	(1,507)	(1,817)	(961)

Less: Net (income) loss attributable to Noncontrolling interest	5	(4)	7	(10)

Net income (loss) attributable to RADA shareholders	$(648)	$(1,511)	$(1,810)	$(971)

Net income (loss) per share:
Basic and diluted net income (loss) per share	$(0.07)	$(0.17)	$(0.20)	$(0.11)

Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	8,918,647	8,893,694	8,918,647	8,894,709

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com